SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03027140

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________


SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH, D.C.
188
SECTION

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worldbridge Broadband Services 401(K) Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

David A. Woodle
President and CEO
C-COR.net Corp.
60 Decibel Road
State College, Pennsylvania 16801
(814) 238-2461

This document contains 14 pages.

REQUIRED INFORMATION

This document contains 14 pages.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Worldbridge Broadband Services 401(K) Plan

C-COR.net CORP.
Plan Administrator



DATE: July 14, 2003

By: /s/ Joseph E. Zavacky
Joseph E. Zavacky
Controller and Assistant Secretary

This document contains 15 pages.

PHL_A #1774350 v1

WORLDBRIDGE BROADBAND SERVICES
401(k) PLAN

Table of Contents

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, have been omitted because there is no information to report.



30 North Third Street
Suite 200
PO Box 1190
Harrisburg, PA 17108-1190

Independent Auditors' Report

To the Board of Directors
C-COR.net Corp.:

We have audited the accompanying statements of net assets available for benefits of the Worldbridge Broadband Services 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Harrisburg, Pennsylvania
July 3, 2003



WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Investments:			
At estimated fair value:			
Pooled separate accounts	$	1,015,082	1,175,918
Participant loans		74,112	45,193
		1,089,194	1,221,111
At quoted fair value:			
C-COR.net Corp. common stock		82,607	257,373
At contract value:			
Investment contract with insurance company		457,416	401,330
Total investments		1,629,217	1,879,814
Contributions receivable - employees		—	16,153
Contributions receivable - employer		—	6,347
Total assets		1,629,217	1,902,314
Liabilities - Excess contributions payable to employees		6,043	—
Net assets available for benefits	$	1,623,174	1,902,314

See accompanying notes to financial statements.

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Additions to net assets attributed to:			
Investment income (loss):			
Interest	$	21,005	19,472
Net depreciation in fair value of investments		(522,617)	(32,559)
		(501,612)	(13,087)
Contributions:			
Employer contributions		102,641	184,591
Employee contributions		363,079	533,103
Rollover contributions		36,892	—
		502,612	717,694
Total additions		1,000	704,607
Deductions from net assets attributed to:			
Distributions		267,070	446,940
Administrative expenses		13,070	11,483
Total deductions		280,140	458,423
Net transfers in from other plans		—	920,402
Net increase (decrease)		(279,140)	1,166,586
Net assets available for benefits:			
Beginning of year		1,902,314	735,728
End of year	$	1,623,174	1,902,314

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Worldbridge Broadband Services 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (IRC). The Plan was established October 1, 1997. Employees are eligible to participate in the Plan upon the completion of 30 days of employment. The Plan covers substantially all employees of Worldbridge Broadband Services, Inc. (the Company), a wholly-owned subsidiary of C-COR.net Corp (C-COR). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

1) Employee Pre-Tax Contributions

Participants may direct the Company to reduce their compensation, as defined in the Plan, by 1% to 100% (in whole percentages) up to a maximum amount established by the Internal Revenue Service annually. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 pooled separate accounts, C-COR common stock and an insurance investment contract as investment options for participants.

2) Employer Matching Contributions

The employer matching rate percentage is determined annually by the Company's Board of Directors. The Company's matching contribution was 50% of an eligible employee's first 6% of eligible pay in 2002 and 2001.

3) Employer Discretionary Contributions

Subject to the approval by the Board of Directors of C-COR, the Company may contribute a discretionary amount to the Plan. The discretionary contribution is subject to an allocation formula based on compensation, and requires employment on the last day of the Plan year. There were no employer discretionary contributions in 2002 or 2001.

(Continued)

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the employer's matching and discretionary contributions (if applicable) and (b) allocations of plan earnings. In addition, each participant's account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contributions portion of their account according to the following schedule:

Years of credited service	Percent vested
Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

(e) Participant Loans

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant's account. Interest rates ranged from 5.75% to 10.00% and 7.00% to 10.00% at December 31, 2002 and 2001, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

(f) Payment of Benefits

Benefits under the Plan are paid upon separation from service, death, total and permanent disability, or retirement. Upon a participant's death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for "severe" financial hardships, as defined by the Plan.

(Continued)

(g) ***Forfeited Accounts***

Employer matching contributions and employer discretionary contributions that are forfeited are used to offset administrative expenses and employer contributions. Administrative expenses and employer contributions were offset by $36,683 and $16,451 in 2002 and 2001, respectively, from forfeited nonvested accounts. At December 31, 2002, forfeited nonvested accounts totaled $8,973, which will be used to offset administrative expenses and employer contributions in 2003.

(2) Summary of Significant Accounting Policies

(a) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) ***Basis of Accounting***

The accompanying financial statements have been prepared on the accrual basis of accounting.

(c) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan's pooled separate accounts are valued based on the net unit value as determined by CIGNA Retirement & Investment Services (CIGNA), the custodian of the Plan. C-COR common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) ***Payment of Benefits***

Benefits are recorded when paid.

(Continued)

WORLDBRIDGE BROADBAND SERVICES
401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3) Investments

The following table presents investments at December 31 2002 and 2001. Investments that represent five percent or more of the Plan's net assets are separately identified.

		2002		2001	
Investments at estimated fair value:					
Mid Cap Growth Artisan Partners	$	213,240		—	*
Janus Worldwide		176,382		226,426	
S&P 500 Index		158,292		95,193	
Morgan Stanley Large Company Growth		96,360		—	*
Invesco Dynamics		—	*	155,963	
Fidelity Growth Opportunities		—	*	95,610	
Other		658,160		647,919	
		1,089,194		1,221,111	
Investments at quoted fair value:					
C-COR.net Corp. common stock		82,607		257,373	
Investment at contract value:					
CIGNA Guaranteed Income Contract		457,416		401,330	
Total investments	$	1,629,217		1,879,814	

* Less than 5% of Plan net assets in the respective year

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

		2002	2001
Investments at estimated fair value:			
Pooled separate accounts	$	(303,845)	(113,416)
Investments at quoted fair value:			
C-COR.net Corp. common stock		(218,772)	80,857
Net depreciation in fair value	$	(522,617)	(32,559)

(Continued)

(4) Investment Contract with Insurance Company

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 4.05% and 4.75% in 2002 and 2001, respectively. The crediting interest rate as of December 31, 2002 and 2001 was 4.15% and 4.60%, respectively.

(5) Asset Transfers

In 2000, a division of C-COR was transferred to the Company. On January 8, 2001, the remaining assets associated with the transferred participants were transferred to the Plan in the amount of $719,174.

In 2001, the Company acquired Aerotec Communications, Inc. The assets from the 401(k) plan of the acquired business were transferred to the Plan in 2001 in the amount of $201,228.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

(7) Tax Status

The Company has adopted a prototype non-standardized profit sharing plan, which received a letter dated May 7, 1996 from the Internal Revenue Service that it was designed in accordance with the applicable sections of the IRC. The Plan has been amended since the date of the letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Related-Party Transactions

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in C-COR common stock.

(9) Liabilities

The Plan has a liability at December 31, 2002 related to excess contributions in the amount of $6,043. The excess contributions will be returned in 2003.

Schedule 1

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment		Current value
* C-COR.net Corp.	Common stock	$	82,607
* CIGNA Retirement & Investment Services	Guaranteed Income Contract		457,416
	Mid Cap Growth Artisan Partners		213,240
	Janus Worldwide		176,382
	S & P 500 Index		158,292
	Morgan Stanley Large Company Growth		96,360
	CIGNA Lifetime 40		69,544
	Levin Large Company Value		66,825
	CIGNA Lifetime 30		54,778
	CIGNA Lifetime 20		38,975
	Templeton Growth		35,188
	CIGNA Lifetime 50		23,895
	Nations International Value		21,650
	American Century International Growth		21,616
	TSCM Enhanced Index		19,269
	CIGNA Lifetime 60		19,044
	TSCM Small Growth		24
* Participant loans	Participant loans with various rates of interest from 5.75% to 10.00%		74,112
		$	1,629,217

* Parties-in-interest

Independent Auditors' Consent

The Board of Directors
C-COR.net Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-43592) of C-COR.net Corp. of our report dated July 3, 2003, with respect to the statements of net assets available for benefits of the Worldbridge Broadband Services 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Worldbridge Broadband Services 401(k) Plan.

KPMG LLP

Harrisburg, Pennsylvania
July 11, 2003